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                               March 22, 2022

       Michael Kelly
       Chairman of the Board and President
       J.P. Morgan Real Estate Income Trust, Inc.
       277 Park Avenue, 9th Floor
       New York, NY 10172

                                                        Re: J.P. Morgan Real
Estate Income Trust, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-11
                                                            Submitted on March
4, 2022
                                                            CIK No. 0001893262

       Dear Mr. Kelly:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-11

       Compensation, page 147

   1. We note your response to comment 5 of our letter. In light of your disclosure that gross proceeds will take into
account proceeds from the shares issued under your distribution reinvestment plan,
please revise your disclosure to clearly state that investors will pay fees on shares acquired as
part of this plan. Please clarify how the issuance of DRIP shares impacts your NAV
calculation, which is used as the basis for determining the ongoing fee, and describe the impact
that a NAV different from the assumed $10 per share would have on the amount and
length of time over which the stockholder servicing fee will be paid.
                                                        Provide similar
disclosure regarding the impact of not opting out of the distribution reinvestment plan.
 Michael Kelly
J.P. Morgan Real Estate Income Trust, Inc.
March 22, 2022
Page 2
Share Repurchases, page 257

2. We note your response to comment 7. We note that the mandatory redemption plan only applies to shares acquired by JPMIM based on your disclosure on page 2 and elsewhere.
      Please revise your disclosure in this section to discuss this plan as it applies to both
      JPMIM and to the other Class E shareholders.
       You may contact Ameen Hamady at 202-551-3891 or Mark Rakip at 202-551-3573 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Long at 202-551-3765 with any other questions.



                                                          Sincerely,
FirstName LastNameMichael Kelly
                                                       Division of Corporation
Finance
Comapany NameJ.P. Morgan Real Estate Income Trust, Inc.
                                                       Office of Real Estate &
Construction
March 22, 2022 Page 2
cc:       Rosemarie A. Thurston
FirstName LastName